Preston   Gates   Ellis   LLP

Karen N. Winnett
(949) 623-3536
kwinnett@prestongates.com

April 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cornerstone Realty Fund, Inc.
Registration No. 333-121238

Dear Mr. Shady:

     This letter is provided in response to the comment letter of the Securities and Exchange Commission (the “Staff”) dated January 14, 2005 with respect to the Registration Statement on Form S-11 filed by Cornerstone Realty Fund, Inc. on December 14, 2004, Registration No. 333-121238. This letter keys the registrant’s responses to the Staff’s numbered comments and the Staff’s comments appear in italicized text to facilitate your review.

General

1. Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

The data included in Tab A of the supplemental materials provided herewith is relied upon for the following statement contained on page 6 of the prospectus:

“According to the National Association of Real Estate Investment Trusts (NAREIT) and the National Council of Real Estate Investment Fiduciaries (NCREIF), traded REITs have outperformed non-traded real estate companies by 5.25% annually, but have done so with over five times the volatility as measured by standard deviation.”

The data included in Tab B of the supplemental materials provided herewith is relied upon for the following statement contained on page 7 of the prospectus:

“Based on information published by NCREIF, over the last 5, 10 and 25-year periods, non-traded real estate has had a higher total return on a risk

A LAW FIRM     A LIMITED LIABILITY PARTNERSHIP INCLUDING OTHER LIMITED LIABILITY ENTITIES

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Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

adjusted basis as measured by the Sharpe ratio than the S&P 500.”

The data included in Tab C of the supplemental materials provided herewith is relied upon for the following statement contained on page 7 of the prospectus:

“ According to NCREIF, over the past 10 years, industrial properties have historically tended to outperform investments in retail and office properties on a total return basis.”

2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

A copy of the logo to be placed on the front and back cover of the prospectus is included in the supplemental materials provided herewith at Tab D. The registrant does not intend to use any other graphics, etc., in the prospectus.

3. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

The registrant is in the process of developing sales literature. All sales literature to be used in connection with this offering, including sales literature intended to be used for broker-dealer use only will be submitted to the Staff supplementally prior to use.

4. Refer to the disclosure concerning your share repurchase program on page 91. Supplementally, please provide a detailed analysis regarding the applicability of the tender- offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

Rule 13e-4 and Regulation 14E of the Exchange Act by their terms would apply to the registrant’s proposed stock repurchase plan. The Division of Corporation Finance has advised Wells Real Estate Investment Trust II and Inland Western Retail Real Estate Trust, Inc. that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under their respective repurchase plans. The stock repurchase plan described in the prospectus which will be adopted by the registrant’s board of directors includes

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

the features that the Division of Corporation Finance noted in taking its no-action position. The registrant plans to request an exemption from Rule 102 of Regulation M and a no-action position under Rule 13e-4 under the Exchange Act for its stock repurchase plan. A copy of the request which the registrant plans to submit is provided supplementally in Tab E of the supplemental materials provided herewith.

5. We note you use the term “Fund” as part of the corporation’s name. Please include disclosure on the cover page of the prospectus clarifying that the corporation is not a mutual fund registered under the Investment Company Act of 1940. We refer to the instructions that accompany Item 501(b)(I) of Regulation S-K.

We have added the requested disclosure at the end of the second paragraph on the cover page.

6. Please revise to include the information required by Item 502(b) of Regulation S-K.

We have added language on the outside back cover page of the prospectus to advise participating brokers of their prospectus delivery obligation.

7. Please provide supplemental support for any comparative factual assertions and for management’s belief in qualitative statements. Clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, your statement on page 1 that Non-traded real estate companies have historically demonstrated greater stability and lower overall volatility than traded real estate companies.

The data included in Tab F of the supplemental materials provided herewith is relied upon for the statement previously on page 1, now on page 6, that Non-traded real estate companies have historically demonstrated greater stability and lower overall volatility than traded real estate companies. The correlation matrix indicates that adding real estate tends to reduce the volatility of the portfolio due to the non-correlation of real estate to other asset classes.

The information included in Tab G of the supplemental materials provided herewith sets forth the basis for the following statement contained on page 6 of the prospectus:

“We believe that all-cash core real estate should be used as the foundation for most individual real estate investment portfolios. Once the all-cash core foundation is in place to reduce overall risk, institutional investors with a higher risk tolerance tend to add real estate with debt to their portfolio in order to increase their yield potential. We believe individual investors could benefit by following the same institutional strategy.”

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

These materials present “real estate styles” similar to an investment pyramid, with more stable assets are on the bottom, with upper layers adding leverage and riskier real estate investment styles such as turnaround properties, specialty properties and development.

Page 7 of the prospectus states:

“We believe investing in strong markets with a diversified tenant base mitigates the vacancy risk associated with the expiration of leases in single tenant properties and properties with a small number of tenants.”

Diversification is a core tenet of modern portfolio theory. Just as a portfolio with single stock concentration is inherently subject to greater risk, a real estate portfolio with one or few tenants has greater investment concentration and therefore greater risk than portfolios with a diverse base of tenants.

Based upon management’s experience with real estate investing, multiple tenant properties provide investors with less volatility in overall occupancies and therefore property income (dividends) than could otherwise result with a single tenant building. Management believes that volatility is further limited by investing in strong metropolitan markets with a diverse base of tenants.

Page 8 of the prospectus states:

“We believe it is important for most investors to hold the “core” portion of their real estate holdings in all-cash properties, free and clear with no permanent debt financing.”

Management believes “core” real estate to be more conservative, lower risk and with lower volatility based upon the fundamentals of the real estate. Those fundamentals would include no permanent financing, multiple tenants, higher occupancy, quality properties in superior markets. Core real estate acts as the foundation for the real estate portfolio. See Tab G of the supplemental materials provided herewith.

Page 60 of the prospectus states:

“Our advisor believes that investment opportunities in multi-tenant industrial properties are ordinarily not readily available to investors other than large institutional investors and experienced real estate operators with specialized knowledge and experience in a specific geographic area.”

Management believes that properties similar to those in which the registrant would invest are not usually available to smaller, private investors since they have no existing track

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

record, usually need financing and therefore cannot purchase properties on an all-cash basis and are not sophisticated enough to complete the appropriate due diligence on the project.

8. Throughout the prospectus, please refrain from using the term “dividends” since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company was recently formed, there is no assurance it will have current or accumulated earnings and profits. Instead, please use the term “distributions.”

We have modified the prospectus to use the term “distributions” instead of “dividends” except where the use of the term “distributions” would impair a reader’s understanding of the tax concepts being presented or where the term “dividends” is used in the registrant’s audited financial statements.

9. Please revise to include the information in Item 506 of Regulation S-K or tell us why you are not required to do so.

Although the registrant may sell its shares to its officers, directors, promoters and affiliated persons at a per share price which is less than that paid by the public, the registrant will receive the same amount of net proceeds from the sale of shares to its officers, directors, promoters and affiliated persons because the registrant will not pay sales commissions, dealer manager fees, or due diligence expenses with respect to such shares. As a result, the sale of shares to the registrant’s officers, directors, promoters and affiliated persons is not dilutive to the public purchasers in this offering.

10. You indicate that prior to the effective date of this prospectus, your advisor and affiliates will have purchased 27,933 shares of your common stock for $200,000. Supplementally, tell us which exemption you will rely upon for the sale of these unregistered securities and provide a brief description of the facts that support your use of that exemption. Further, supplementally provide us with your analysis with respect to the potential for the integration of the offer and sale of common stock to your advisor and affiliates and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

The advisor intends to purchase 27,933 shares of the registrant’s common stock in order to comply with the requirement imposed by the NASAA guidelines that the advisor and its affiliates make a $200,000 investment in the registrant. Other issuers typically have their advisor purchase $200,000 of units in the registrant’s operating partnership. The advisor and its affiliates would prefer to purchase $200,0000 of the registrant’s stock so that its interest is more closely aligned with

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

that of the prospective investors.

The registrant intends to rely on the private offering exemption provided under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D for the sale of stock to its advisor.

In Black Box Incorporated (June 26, 1990), the staff carved out on policy grounds a limited exception to the Commission’s integration positions for a private offering to a limited number of investors during the pendency of a registration statement. In Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992), the staff indicated that this exception was limited to qualified institutional buyers and a few other institutional accredited investors. The private placement by the registrant will be made to a single accredited investor (i.e., the advisor) and no others. The advisor, its directors and officers have been intimately involved in the formation of the registrant, the formulation of its investment policies and objectives, the preparation of the registration statement and all other aspects preparatory to the commencement of the registrant’s operations. The advisor, having participated in the preparation of the registration statement and having received copies thereof, has all of the information concerning the registrant that a recipient of a Section 10 prospectus would receive in a registered offering, although the advisor is clearly not among the class of investors that the registration requirements are designed to protect.

Because the registrant’s sale of securities to the advisor is being made only to one investor for the purpose of satisfying a regulatory requirement applicable to non-traded REITs seeking to comply with NASAA guidelines, there should be no concern about potential gun-jumping or general solicitation. The registrant has not made offers to any other prospective investors, has not engaged in any marketing efforts and has not otherwise attempted to condition the market for its securities prior to the effectiveness of the registration statement.

In addition, it is our understanding that the staff has previously confirmed that restructuring or formation transactions outside the roll-up context will not be integrated with the initial public offering which they were undertaken to facilitate. It is our further understanding that this position would have been partially codified by the Comprehensive Revision Release proposal. Examples of such transactions are the combination of several private companies to form the entity that goes public, the issuance of common stock to founders followed by an initial public offering, or the conversion of outstanding founder debt to common stock in connection with the initial public offering.

Accordingly, the registrant respectfully submits that it does not make sense to integrate the isolated private sale to the advisor with the proposed registered

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

public offering even after the filing of the registration statement. Because the investment is required by the NASAA guidelines, the registrant believes that the sale of common stock of the registrant to it advisor should not be integrated with the public offering facilitated by the sale.

11. Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11 (d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter. Alternatively, please tell us where you have provided the disclosure naming your promoters.

All of the registrant’s promoters and all positions and offices with the registrant now held or intended to be held are identified in the “Management” section of the prospectus. Prior to the effective date of the registration statement, the registrant will elect additional directors who will be identified in the “Management” section. These additional directors have not yet been identified.

12. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. Please revise to include the following additional bullet-point risk factors on the cover page:

•	risks associated with distribution payments, such as the risk that you may borrow funds, issue new securities or sell assets to make distributions and the risk that distributions may be a return of capital;

•	limits on ownership, transferability and redemption of shares.

We have modified the cover page risk factors to include the suggested risk factors. The registrant believes that the risk factors presented on the cover page concisely highlight the most significant adverse effects related to the offering.

13. Please revise the seventh bullet point to include the percentage and associated dollar value that will be given to affiliates.

The cover page has been revised to disclose the percentage of sales commissions and percentage of dealer manager fees below the table which states the dollar amounts. The company believes that the more detailed information which is set forth in the “Estimated Use of Proceeds” section beginning on page 33 and the “Management Compensation section beginning on page 46 is not susceptible of being condensed into a bullet point and to do so could result in unclear or misleading disclosure.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

14. Please revise the cover page to state the percentage of offering proceeds that will be available for investments after payment of fees and expenses associated with the offering.

The tenth bullet point on the cover page (previously the seventh bullet point) has been revised to state the percentage of offering proceeds that will be available for investments after payment of fees and expenses associated with the offering.

15. Please revise to delete the term “Pacific Cornerstone Capital, Inc.” at the bottom of this page. Please note that the current placement of “Pacific Cornerstone Capital, Inc.” implies that this is a firm commitment underwritten offering. In this regard, we note your statement in the last paragraph. See Item 501(b)(8) of Regulation S-K.

We have deleted “Pacific Cornerstone Capital, Inc.” at the bottom of the cover page.

16. Please revise to indicate the maximum percentage of gross offering proceeds that you will pay for dealer manager fees and commissions.

We have disclosed the maximum percentage of gross offering proceeds that the registrant will pay for dealer manager fees and commissions on the cover page.

Questions and Answers About this Offering

17. Please be aware that we view the Question and Answer section and the summary section of the prospectus to be one section. Your Q&A section should not repeat any information that appears in the summary, and vice versa. To the extent there is repetitive text in these sections, please revise to eliminate the repetition. We note, for example, that both sections contain information regarding material terms of the offering, investment objectives, and your special dividend. Further, as written together, the Q&A and the summary sections are lengthy and do not provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. We note that much of the summary is repeated in the body of the prospectus. Please revise to provide a brief overview of the salient aspects of the transaction. See Securities Act Release 33-6900 and Section 3 of Industry Guide 5.

The disclosure has been revised to eliminate the repetitive text in the Q&A section and summary. The disclosure has also been substantially shortened to provide a more clear, “snapshot” description.

18. We note that your Q&A includes a discussion of the advantages of investing in your company. Please balance this disclosure with a summary of the most significant risks associated with your company and this offering.

The disclosure has been revised to present a more balanced presentation by disclosing the most significant risks of an investment in the registrant and in this

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

offering throughout the Q&A section rather than presenting the risk factors as a list in response to a single question.

19. What is a RElT? Please remove the second bullet point, since not all REITs hold a large, diversified real estate portfolio.

We have removed the second bullet point as requested.

20. Do you currently own any properties? Please revise your answer or revised summary section to include a reference to the term “’blind pool” offering.

We have revised the answer to include the term “blind pool” offering.

21. Where will the properties you acquire be located? We note that you generally seek to acquire properties in locations with historically high levels of tenant demand. Please expand your disclosure to identify those geographic areas.

The disclosure has been revised to reflect the specific geographic areas in which the registrant will seek to acquire properties.

22. Will you use temporary acquisition debt financing to purchase properties? We note that during the offering period you may use temporary debt financing to facilitate your acquisitions. Please revise to indicate whether you have any firm commitments for financing from any financial institutions or other lenders.

We have stated that the registrant does not have firm commitments for financing from any financial institution or other lender.

23. Will you acquire properties in joint ventures? Supplementally, please tell us whether you may also hold properties through tenant-in-common interests. If so, please expand your Q&A to briefly describe the nature of such holdings. Provide additional disclosure in the description of your investment objectives, beginning on page 60.

     The registrant may hold properties through tenant-in-common interests. The Q&A section in the question “Will you own properties through joint ventures or through tenant-in-common interests?” has been modified to describe the nature of such holdings. Additional disclosure has also been added to the description of the registrant’s investment objectives on page 58.

24. How will you determine the amount of dividends to be paid? Please revise the disclosure to clarify that 90% of your taxable income may exceed your cash available for distribution. Describe how you will fund those distributions in order to maintain your status as a REIT. Clearly state that distributions paid in excess of net income will constitute a return of capital.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

The disclosure was been revised to clarify that 90% of the registrant’s taxable income may exceed its cash available for distribution. Disclosure has been added that the registrant may fund those distributions by borrowing money or selling real estate assets in order to maintain its status as a REIT. Disclosure has been added which states that distributions paid in excess of net income will constitute a return of capital.

25. Will you have a stock repurchase program? Please revise to indicate whether the investors will be subject to any fees in connection with the stock repurchase program.

The disclosure has been revised to indicate that investors will not be subject to any fees in connection with the stock repurchase program.

Prospectus Summary, page 12

The Offering, page 12

26. You indicate that if you do not sell $1,000,000 of stock by a certain date, you will terminate the offering and return all subscribers’ funds, plus interest. Please clarify the time frame within which you will return payment to investors. Refer to the requirements for transmitting payments under Rule 15c2-4.

Section 8 of the Escrow Agreement requires the escrow agent to return the funds promptly following receipt of notice from the registrant that the minimum offering amount has not been received. In the event the registrant does not sell $1,000,000 in stock by the operative date, the registrant will provide the required notice to the escrow agent within two (2) business days. The disclosure has been modified to provide that the subscribers’ funds will be returned promptly.

27. Please revise to provide a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons.

The disclosure in the “Prospectus Summary – The Offering” section has been revised to indicate that prior to the date of the prospectus, the advisor and its affiliates acquired 27,933 of the registrant’s common stock. The registrant believes the disclosure of the number of shares purchased is more meaningful than a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Our Advisor, page 13

28. Please revise to disclose that your officers and directors are also officers and directors of the advisor.

The disclosure has been revised to disclose that the some of the registrant’s directors are also directors of the advisor and that all of the registrant’s officers are also officers of the advisor. The independent directors who will be elected prior to the effectiveness of the registration statement will not be directors of the advisor.

Investment Objectives, page 13

29. Clarify whether you will purchase vacant properties or only properties with tenants already under contract.

Disclosure has been added that although the registrant will primarily purchase tenant occupied properties but that it may purchase vacant properties from time to time.

Conflict of Interests, page 14

30. Please revise to quantify all fees and compensation.

The fees and compensation to be received by the advisor and its affiliates are summarized in the “Questions and Answers About this Offering” section in response to the questions “What fees and reimbursements will your advisor and its affiliates receive in connection with the offering?” which now follows the question concerning conflicts of interest.

Risk Factors, page 17

31. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Please revise your captions to accurately convey the risks that relate to the facts you present. For example, but not limited to:

•	Because this is an unspecified property offering...;

•	The availability and timing of cash dividends is uncertain;

•	We may borrow money for dividends to meet the REIT.. .;

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

•	We may acquire properties from affiliates of our advisor in transactions in which the price will not be the result of arm’s-length negotiations; and

•	You have limited control over changes in our policies and operations.

The captions of the risk factors have been revised to convey the risks related to the facts presented.

32. Please avoid using generic conclusions such as “adversely affected” and “negatively affected” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

The risk factors disclosure has been revised to replace generic conclusions with specific disclosure of how the registrant and its business, financial condition and result of operations would be affected by the facts described.

33. Some of your risk factors fail to specifically state the risks that may flow from the facts and circumstances you describe. For example, under We may purchase properties from persons with whom our advisor or its affiliates have prior business relationships ..., on page 20 you fail to state the risks that will result from facts you describe. Please review and revise each of your risk factors to state the specific risk that will results from the facts you describe. Explain how the risk affects Cornerstone Realty or the securities being offered.

The risk factors disclosure has been revised to state specific risks that result from the facts described and to state how the risks affect the registrant.

34. To the extent possible, avoid generic risk factors. For example, the risk described on page 28 that states “Real estate taxes may increase resulting in our income being reduced” could apply to any company because any company with real estate could be affected by an increase in property taxes. If you wish to retain this risk factor, you must clearly explain how the specific risks apply to your company. Alternatively, delete these risks.

We have eliminated the generic risk factors.

Investment Risks, page 17

There is no public trading market for our stock, page 17

35. Please delete all mitigating language from risk factors such as “Although in the future, we may consider opportunities to establish a public securities market for our stock... “

The disclosure has been modified to delete all mitigating language from the risk factors.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

36. Please revise to qualify the ownership restrictions imposed by your charter.

The disclosure has been modified to describe the ownership restrictions imposed by the registrant’s charter.

We may also borrow money for dividends to meet the REIT minimum distribution requirement, page 19

37. Please revise to disclose that distributions in excess of available cash will constitute a return of capital to stockholders. Provide similar disclosure in the summary.

The disclosure in this risk factor and in the Q&A has been revised to reflect that distributions in excess of net income will constitute a return of capital to stockholders.

Our ability to retain key personnel ..., page 19

38. We note that you depend to a significant degree upon contributions of key personnel of your advisor. Please revise your disclosure to identify the key personnel.

The disclosure has been revised to reflect that the registrant’s success depends to a significant degree upon the contributions of Terry G. Roussel, the President and Chief Executive Officer of its advisor.

Risk Related to Conflict of Interest, page 19

     Our Advisor will face conflicts of interest relating to the purchase and leasing of properties, page 19

39. Please revise to quantify and briefly describe the “other programs” sponsored by your advisor or its affiliates that are currently raising offering proceeds. Provide a more detailed discussion in the conflict of interest section of your prospectus.

The only other program sponsored by the registrant’s advisor and its affiliates which is currently raising offering proceeds is Cornerstone Realty Fund, LLC. The disclosure in this risk factor and in the conflicts of interest section of the prospectus has been revised to specifically identify this program while at the same time presented in a manner which will allow it to apply to future sponsored programs.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

We may acquire properties from affiliates of our advisor ... page 19

40. We note your statement that if the price of your properties costs you in excess of the cost and expenses to affiliates, then substantial justification for such excess will exist. To provide depth to your risk factor, please revise to include an example of such substantial justification.

The disclosure has been revised to reflect that substantial justification for a higher price could result from improvements to a property by the affiliate of the registrant’s advisor or increases in market value of the property during the period of time the property is owned by the affiliates of the registrant’s advisor as evidenced by an appraisal of the property.

41. Please revise to disclose whether you will use an independent third party appraiser when acquiring property.

The risk factor has been revised to disclose that the registrant will use an independent third party appraiser when acquiring properties from the registrant’s advisor or its affiliates.

Our adviser, its affiliates and our officers will face competing demands ... page 20

42. Please revise to quantify the amount of time that your adviser and its affiliates will dedicate to Cornerstone Realty.

The risk factor has been revised to disclose that the registrant estimates that the advisor and its affiliates will dedicate, on average, less than half of their time to the registrant’s operations and that the amount of time that the advisor and its affiliates spend on the registrant’s business will vary from time to time and is expected to be more while the registrant is raising money and acquiring properties.

     Our adviser and its affiliates. including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements ... page 21

43. Some of the factors you have listed in the bullet points under this risk factor appear to be risks that you have already addressed elsewhere in the risk factors section. Please revise to delete all redundancies. Also, consider combining this risk factor with the similar risk factor on page 20.

The disclosure has been revised to delete redundancies.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Risk Related to This Offering and Our Corporate Structure, page 22

The payment of the subordinated performance fee due upon termination ..., page 23

44. In order to give depth to your disclosure, revise to quantify the subordinated performance fee.

The risk factor has been revised to disclose that the subordinated performance fee due upon termination is a percentage of the value less debt and projected costs of sale of the registrant’s properties ranging from a low of 5% of the value provided investors have earned annualized returns of 6% to a high of 15% of the value if investors have earned annualized returns of 10% or more.

     Your investment return may be reduced if we are required to register as an investment company ... page 24

45. Please revise your disclosure to explain why you believe you may be required to register as an investment company under the Investment Company Act of 1940. Alternatively, delete this risk factor.

Upon further consideration, the registrant has determined that the likelihood that it would be required to register as an investment company is sufficiently remote that it is not a material risk and has deleted the risk factor.

     You may not be able to sell your stock under the proposed stock repurchase program, page 25

46. You indicate that you will not adopt the proposed stock repurchase program until completion of this offering unless you receive an exemption from the SEC. Please revise to provide a description of the relief sought from the SEC. Also, indicate whether you have applied to the SEC for such relief. If not, tell us why you believe this language is appropriate. Alternatively, delete this and similar language throughout your prospectus.

The disclosure has been revised to provide a description of the relief sought from the SEC. The registrant determined that it would not apply for the relief until the registrant had the opportunity to receive and respond to comments from state securities administrators which could result in modifications to the stock repurchase plan as presently presented in the prospectus. The registrant intends to apply to the SEC for exemptive relief prior to effectiveness of the registration statement. The registrant notes that the SEC has granted similar exemptive relief for similar stock repurchase plans of other registrants selling publicly offered, non-traded stock.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

General Risks related to Investments in Real Estate, page 27

     Economic and regulatory changes that impact the real estate market may adversely affect our operating results ... page 27

47. The factors you have listed in the bullet points under this risk factor appear to be risks that you have already addressed elsewhere in the risk factors section. Please delete all redundancies.

We have revised the risk factors section to delete the redundancies by combining and eliminating risk factors. Further, the disclosure has been modified to discuss how the risks affect the registrant’s business.

     Adverse economic and worldwide political conditions could negatively affect our returns and profitability, page 27

48. We note you have presented four risks that are market and economic challenges, many of which could apply to any company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies.

This risk factor has been eliminated and the non-redundant risks have been incorporated into other risk factors.

We expect to acquire many properties in the future ... page 28

49. Please revise this risk factor and explain how the risk described in each bullet point ffects Cornerstone Realty or the securities being offered.

This risk factor has been eliminated because the risks described are generic in nature and not specific to the registrant.

Real estate related taxes may increase resulting in our income being reduced, page 28

50. Please revise to discuss any proposed changes that would have the affect of increasing your real estate taxes. Alternatively, delete this risk factor.

This risk factor has been eliminated because we are not aware of any proposed changes that would have the effect of increasing real estate taxes.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

     Costs incurred in complying with governmental laws and regulations may adversely affect our income, page 28

51. Please revise to identify and briefly discuss the material laws and regulations that may adversely affect your income and cash available for dividends.

We have identified and briefly discussed the material laws and regulations that may adversely affect the registrant’s income and cash available for dividends.

     We may acquire and finance portfolios of properties that ... may require us to maintain specified debt levels for a period of years on some properties, page 30

52. You indicate that loan provisions could materially restrict you from selling or otherwise disposing of or refinancing properties. Please revise to reconcile this with your investment objective to preserve stockholder capital by owning and operating real estate on an all cash basis with no permanent debt financing. Also, consider defining “permanent financing” in the beginning of your prospectus.

To avoid owning properties with permanent debt financing, the registrant will arrange for other buyers to acquire the properties in a portfolio with with existing lock-out provisions in order to allow the registrant to acquire an otherwise attractive portfolios of properties, the balance of which it can own on an all-cash basis. As such, the risk factor has been deleted.

A definition of “permanent debt financing” has been added to the “Prospectus Summary – Investment Objectives” section in the beginning of the prospectus.

Federal Income Tax Risks, page 32

     If you elect to reinvest your dividends in our common stock, you will have current tax liability on the amount you invest, page 33

53. The disclosure in this risk factor appears more appropriate for the body of your prospectus. Please revise to explain why this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.

The disclosure in this risk factor has been moved to the federal income tax considerations section of the prospectus.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Future tax changes could adversely affect you, page 34

54. Please revise to discuss any proposed changes to the federal income tax laws governing REITs or the administrative interpretations of those laws. If there are no proposed changes, please revise to explain how this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.

The proposed changes to the federal income tax laws governing REITs have now been adopted. This federal income tax considerations section of the prospectus has been revised to reflect the changes. Accordingly, this risk factor has been deleted.

Cautionary Note Regarding Forward-Looking Statements, page 36

55. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

•	delete any references to Section 27A or Section 21E; or

•	make clear each time you refer to those sections that the safe harbor does not apply to initial public offerings.

The references to Section 27A and 21E have been deleted.

Estimated Use of Proceeds, page 36

56. We note that yon plan to pay your advisor an acquisition fee upon the receipt of offering proceeds rather than at the time a property is acquired. Do you intend to adjust the amount of previously paid acquisition fees as properties are acquired? Please revise your disclosure as necessary in the Estimated Use of Proceeds on page 37 and the Management Compensation table on pages 49 and 52.

The disclosure in the Estimated Use of Proceeds section and in the Management Compensation table and footnotes has been revised to reflect that as properties are acquired, the acquisition fees previously paid to the advisor will be allocated to the purchase price of the acquired properties and that in the event any of the acquisition fees paid to our advisor are not ultimately allocated to the purchase price of a property, our advisor will refund the unallocated acquisition fees to us.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

57. Please revise the table to include separate line items for reserves for operations, capitalized tenant improvements, leasing expenses and acquisition expenses. Refer to Appendix I of Industry Guide 5.

A separate line item for working capital reserves has been added to the estimated use of proceeds table with footnote disclosure that because the registrant will be purchasing properties without permanent debt financing, the registrant expects that its cash flow from operations will be sufficient for maintenance and repairs. The registrant is not able to predict the amount of capitalized tenant improvements, leasing expenses and acquisition expenses with any level of accuracy until it identifies properties which the fund will acquire. We respectfully submit that these additional line items are not required by Guide 5, cannot be accurately disclosed and are not useful for investors in an unspecified property offering.

Management, page 38

58. Please revise to include the disclosure required by Item 404 of Regulation S-K, regarding certain relationships and related party transactions. Refer to Item 23 of Form S-11.

Other than the proposed purchase of stock and the proposed advisory agreement both of which are disclosed in the management section of the prospectus, the registrant believes that there are no relationships or related party transactions to disclose.

Executive Officers and Directors, page 39

59. Please revise to state the term of office for each named executive officer. See Item 401 (b) of Regulation S-K.

The disclosure has been revised to state that our directors serve for a term of one year or until their successors are duly elected and qualified and that our executive officers serve at the pleasure of our board of directors and have no fixed term of office. The disclosure has also been revised to indicate that each of our executive officers and our director were first elected in 2004.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Initial Investment by Our Advisor, page 47

60. We note that your advisor will purchase 27,933 shares of stock prior to the effective date of this prospectus. Please revise to disclose whether this purchase will count toward meeting the minimum offering amount threshold.

The disclosure has been revised to state that our advisor’s purchase of stock will not count toward meeting the minimum offering amount.

Management Compensation, page 48

61. Please expand your description of the acquisition fees to explain how the actual amounts will be determined.

The disclosure has been expanded to state that the amount of acquisition fees the registrant will pay its advisor for each property or portfolio of properties the registrant acquires will be determined by its advisor and approved by its independent directors based on the complexity of the acquisition transaction and the due diligence on the properties

62. Refer to the last sentence in footnote (5), where you compare your asset management fee to the asset management fees of companies that use 50% leverage. Please revise to discuss the effect if you leverage your properties. We note that you intend to be an all-cash REIT, but that your charter permits borrowings up to 75% of the cost of your assets and that your independent directors can approve excess borrowing.

The registrant respectfully submits that the requested change is not necessary since it will not own properties with permanent debt financing. If the registrant acquires a property using temporary debt financing, although the registrant will pay an asset management fee based on the value of the property, the debt will be paid quickly with proceeds from the offering and the property will thereafter will be owned on an all-cash basis. There will be very little difference in the amount of the asset management fee as a result of the temporary financing and the amount of such difference cannot be calculated with any accuracy.

Conflicts of Interests, page 54

Our Advisor’s Interests in Other Real Estate Programs, page 54

63. Please identify the affiliates of your advisor that are general partners and managing members of other real estate programs and describe the nature of the affiliate relationship to your advisor. Also disclose the number of other real estate programs.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

The disclosure has been refined to reflect that affiliates of the advisor are currently sponsoring only one program. Cornerstone Industrial Properties, LLC, the managing member of the advisor is the managing member of Cornerstone Realty Fund, LLC, a limited liability company which is currently raising money in a registered public offering and which has investment objectives similar to those of the registrant.

Joseph H Holland, a director of the advisor, is a managing member of a limited liability company which is a developer of market-rate condominiums in Harlem, New York. William H. McFarlane, a director of the advisor, is the general partner is a managing member of limited liability companies that acquire raw land and process entitlements for such land which is then sold to developers for development. In that none of these programs are similar to the business of the registrant, will enter into any transactions with the registrant or create conflicts of interest, it is respectfully submitted that disclosure of these programs will not be meaningful to an investor and should not be required.

     Our Board’s Loyalties to Existing and Future Programs Sponsored by Our Advisor, page 55

     Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor’s Affiliates, page 56

64. Please revise to identify your directors that will also be directors of your advisor. Similarly, identify your executive officers and directors that are also executive officers and directors of Corners tone Ventures, Inc. and Pacific Cornerstone Capital. Inc.

The disclosure has been revised to specifically identify the directors and officers and their affiliations.

Lack of Separation Representation, page 56

65. If a conflict arises between Cornerstone and the Advisor or Cornerstone and an individual officer or director of Cornerstone and the Advisor, disclose whether Preston Gates & Ellis, LLP, a Professional Corporation will represent Cornerstone.

The prospectus has been revised to state that in the event a conflict arises between the registrant and its advisor or between the advisor and any of the registrants individual officers or directors, Preston Gates & Ellis LLP will not represent the registrant.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Approval of Our Independent Directors, page 56

66. Please revise to disclose that you currently have no independent directors and clarify that a majority vote of independent directors, at present, is not possible.

The disclosure has been revised to reflect that the registrant plans to elect independent directors prior to the effective date of the registration statement of which this prospectus is a part and that it currently does not have any independent directors and cannot obtain approvals by its independent directors until after they are elected.

Investment Objectives and Acquisition Policies, page 60

67. Please revise to indicate the geographic area or areas in which you propose to acquire real estate or interest in real estate.

     Disclosure has been added that the registrant intends to seek potential property acquisitions in ten largest major metropolitan markets in the United States identified as New York City, Chicago, Los Angeles, Northern New Jersey, Boston, Washington D.C., Philadelphia, Atlanta, Houston and Detroit, as well as other markets that it may identify in the future.

Plan of Operation, page 66

General, page 66

68. You indicate that your advisor may establish reserves from the gross offering proceeds, out of cash flow from operating properties or out of net sale proceeds from the sa1e of your properties. Please revise to expand your description of the reserves. For example, explain the purpose of the reserve account. Also, revise your use of proceeds section to the extent that proceeds will be used from this offering to fund the reserve account.

The disclosure has been revised to reflect that the advisor also may, but is not required to, establish reserves out of cash flow generated by operating properties or out of net sale proceeds from the sale of its properties and that it may also establish reserves from gross proceeds of this offering but that it is not currently planning to do so.

Disclosure has been added to reflect that the registrant expects that these reserves, if any, would be used for primarily for capital improvements, maintenance and repair of properties, tenant improvements and leasing commissions.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Liquidity and Capital Resources, page 66

69. We note that you are dependent on your advisor to fund your offering and organizational activities. We also note that your advisor must raise funds to obtain the cash necessary to advance you funds. Please revise your disclosure to explain why you will rely on your advisor for advances. If your reliance on the advances is to acquire properties, please explain the purpose of this offering. Regardless, revise to disclose the terms of the advances.

Disclosure has been added to reflect that as of the date of the prospectus, the registrant is relying on its advisor because it has not raised sufficient capital to pay these expenses and because the amount it can spend on organization and offering expenses (including sales commissions, dealer manager fee and non-accountable due diligence expenses) is limited to 15% of the gross proceeds from this offering. The advisor will advance the registrant money for organization and offering expenses or pay those expenses on its behalf. The advisor will not charge interest on these advances. The registrant will repay the advances and reimburse the advisor for expenses paid on its behalf using the gross proceeds of the offering subject to the 15% limitation described above.

Disclosure has been added that the registrant will not rely on advances from its advisor to acquire properties but the advisor and its affiliates may loan funds to special purpose entities which may acquire properties on behalf of the registrant pending its raising sufficient proceeds from the offering to purchase the properties from the special purpose entity.

Prior Performance Summary, page 71

70. Please revise to include the investment objectives of the public and prior programs clarifying whether the investment objectives are similar to this program.

Disclosure has been added that the investment objectives of the one prior public program are similar to the registrant’s investment objectives. Disclosure had been added that the private programs acquired multi-tenant industrial properties using permanent debt financing and that these programs presented greater risk to the investors and that their investment objectives were different from the registrant’s in this respect.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Public Programs, page 71

71. Please revise to include the total number of investors. Also, disclose the location of each of the properties by region.

The disclosure has been revised to disclose the total number of investors and property location by region.

72. Please include a list of all prior public programs by name. Refer to Item 8.A.3 of Industry Guide 5.

The name of the prior public program has been disclosed.

Description of Securities, page 85

Dividends, page 89

73. Please revise to provide a discussion of any restrictions that limit or prevent you from making a distribution.

We have added disclosure that Maryland law prohibits the registrant from making distributions if after the distribution the registrant would be unable to pay its debts as they become due in the usual course or if its assets are less than the sum of its liabilities.

74. To the extent that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership, please revise your disclosure to indicate whether or not there are any restrictions on the ability of Cornerstone Operating Partnership, L.P. to transfer funds to Cornerstone Realty Fund.

Disclosure has been added that the registrant will use money distributed to it by its operating partnership to make distributions and that there are no restrictions on distributions to the registrant by the operating partnership

Special 10% Stock Dividend for Early Investors, page 89

75. Please revise to discuss the dilutive affect this special stock dividend will have on stockholders interests in Cornerstone.

Disclosure from the risk factors section concerning dilution resulting from the special 10% stock distribution has been added to this section.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Plan of Distribution, page 100

76. Supplementally, please tell us whether you or your dealer-manager intends to offer securities through the internet. If so, please tell us whether the electronic offering procedures have previously been cleared with the Division’s Office of Chief Counsel and whether the procedures have changed since they were cleared. If your electronic offering procedures have not been cleared by the Office of Chief Counsel, please describe your procedures to us in detail and explain how they are consistent with Section 5 of the Securities Act. In this regard, we note that Cornerstone Realty Fund, LLC is currently offering securities through its website.

Supplementally, the dealer manager plans to have the registrant post the final prospectus and state suitability standards on its website after the registration statement is declared effective. A preliminary prospectus will not be posted. The posting of the prospectus on the web site is not intended to substitute for delivery of a paper prospectus to investors. In the event that the registrant posts offering subscription documents on its web site, the registrant will conform to the Commission’s guidance in Release No. 33-7233 concerning the use of electronic media for delivery purposes to ensure delivery of the final prospectus.

The hyperlink to the subscription documents and the hyperlink to the final prospectus will be in close proximity to each other and on the same web page, which is analogous to delivering paper documents in the same envelope. In addition, the registrant will ensure delivery of the final prospectus to subscribers who submit subscription documents accessed from the registrant’s web site, by using one or more of the following confirmation methods:

(i)	delivering the final prospectus to such subscribers via e-mail at least five days prior to accepting their subscriptions and after obtaining their revocable informed consent to receive the prospectus by e-mail;

(ii)	tracking users who have accessed, printed or downloaded the final prospectus from the registrant’s web site and only accepting subscriptions from those users whose actual access to, or printing or downloading of, the final prospectus is confirmed by such electronic tracking;

(iii)	using a subscription form that is available on the registrant’s web site only after the subscriber has actually accessed the final prospectus; or

(iv)	including in the subscription documents made available on the registrant’s web site a prominent statement that the final

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

prospectus is available on the registrant’s web site, including the location of the web site and a direct hyperlink to the prospectus.

These procedures have not been cleared with the Division’s Office of Chief Counsel.

77. Sales to our Affiliates. Please revise to clarify whether sales to your affiliates will count toward the minimum offering amount.

The disclosure has been revised to clarify that sales to affiliates of the registrant will not count toward the minimum offering amount.

78. Sales Pursuant to Our Dividend Reinvestment Plan. Please revise to clearly state the anticipated cost to the participants by transaction or other convenient reference. For example, do the shares to each participant costs $7.05 per share plus any commissions and fees? Consider including an example to illustrate how you will determine the stock price.

An example to illustrate how the registrant will determine the stock price for shares purchased under the distribution reinvestment plan has been added to the disclosure. The purchase price of the shares to be sold pursuant to the distribution reinvestment plan is inclusive of any commission which will be paid in connection with the sale of the shares. The registrant will not charge any fees in connection with the purchase of shares under the distribution reinvestment plan.

Notes to Balance Sheet

Note 2. Summary of Significant Accounting Policies

Real Estate Purchase Price Allocation, page F-5

79. When disclosing your real estate purchase price allocation policy, include a discussion of the method you use to allocate the purchase price to tangible assets, as well as intangible assets acquired.

The disclosure in a more current audited balance sheet which will be filed as part of the prospectus prior to the effectiveness of the registration statement will be modified to describe that the registrant will use the break down of relative value of the land, improvements and intangible assets contained in third party independent appraisals of properties to allocate the purchase price of the properties acquired.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Prior Performance Tables

Table V: Sales or Disposals of Properties, page P-11

80. In connection with the total selling price, net of closing costs and GAAP adjustments, disclose the allocation of the taxable gain between ordinary and capital and identify those sales, if any, that are being reported for tax purposes on the installment basis. Refer to Appendix II of Industry Guide 5.

New footnote (1) has been added to the table to disclose the allocation of the taxable gain between ordinary and capital and to state that no sales were reported for tax purposes on the installment basis.

81. Revise your disclosure to indicate that the total acquisition cost, capital improvements, closing and soft costs do not include a pro rata share of original offering costs, as required by Appendix II of Industry Guide 5.

Footnote (2) has been added to the table to disclose that the total acquisition cost, capital improvements, closing and soft costs do not include a pro rata share of original offering costs.

82. It does not appear that the programs included in Table V have investment objectives similar to those of Cornerstone Realty Fund, Inc. If the investment objectives of the programs presented are dissimilar, indicate the differences through footnote disclosure.

Disclosure had been added to old footnote (1) which is now numbered footnote (3) to reflect that all programs for which properties are presented in the table had dissimilar investment objectives in that they acquired the properties using permanent debt financing.

Table V: Results of Completed Programs for the Period, page P-12

83. Please supplementally advise us of your basis for including the table presented on page P-12.

The registrant had included the table presented on page P-12 for the purpose of providing more balanced and complete information to investors. The sponsor’s track record for average annualized sale profit for properties sold from January 1, 2001 through December 31, 2003 was 13.1%. The registrant believes that this would be misleading to investors. The registrant included the additional table on page P-12 to reflect a more conservative average annualized sale profit for properties sold from January 1, 1999 through December 31, 2003 of 7.7%. This more conservative percentage is used in the prospectus disclosure. The registrant

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

believes that it would be confusing to investors to include this table in the Prior Performance Summary section of the prospectus rather than with the detailed Prior Performance tables.

84. Please supplementally advise us and clarify your disclosure to address what adjustments were made to the properties’ sales prices to arrive at Net Sales Price as presented in this table. Also advise us of the consideration you gave to the carrying value of the properties when determining the Profit from Sales.

The Net Sales Price shown in Table V is the sales price of the properties less all escrow closing costs, including sales commissions, title insurance and escrow fees. Footnote (1) has been added to the table to disclose these adjustments.

Profit from Sales is determined after deducting carry costs of mortgage financing. Footnote (2) of the table has been added to the table to disclose to disclose this.

85. Please clarify in your disclosure how the Sales Profit (%) is calculated and elaborate upon how this metric varies from the Annualized Sales Profit (%).

Footnote (2) has been added to the table to disclose that Sale Profit (%) is Profit from Sales ($) divided by the Total Acquisition Cost ($). Additionally, prior footnote (1), which is now footnote (3), has been revised to disclose that the Annual Sales Profit (%) is the Sales Profit (%) divided by the Average Holding Period (Years).

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

86. Please revise your disclosure to provide all of the disclosure required under Item 701 of Regulation S-K. Specifically, if the securities sold to Mr. Roussel were sold for cash, state the aggregate offering price.

The disclosure in Item 33 of Part II has been revised to state that on November 9, 2004, the registrant issued 125 shares of its common stock to Terry G. Roussel for $1,000 cash.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
April 13, 2005

Item 36. Exhibits and Financial Statement Schedules, page II-2

87. Please file your legal and tax opinions with your next amendment or provide draft opinions for us to review.

The form of our legal and tax opinions have been filed with Pre-Effective Amendment No.1 to the Registration Statement.

88. Please revise your disclosure to list all financial statements filed as part of the registration statement, indicating those included in the prospectus. See Item 36(a) of Form S-11.

The disclosure has been revised to list all financial statements filed as part of the registration statement, indicating those included in the prospectus.

Very truly yours, Preston Gates & Ellis llp
By /s/ Karen N. Winnett
Karen N. Winnett